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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                        (Amendment No.  )

                               USAir Group, Inc.
                         (Name of Issuer)

                  Depository Shares, representing 1/00 Share of $437.50
                    Series B Convertible Cumulative Preferred Stock
                  (Title of Class of Securities)

                                911905-30-5
                         (CUSIP Number)





Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2/92)



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          Name of reporting person:  Ryback Management Corporation
          I.R.S.  Identification  No. of  Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.           Sole Voting Power

Shares                      427,900 convertible preferred shares
                            (results in 1,066,541 common shares)

Beneficially  6.           Shared Voting Power

Owned by

Each          7.           Sole Dispositive Power

Reporting                   427,900 convertible preferred shares
                            (results in 1,066,541 common shares)

Person With   8.           Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:

     427,900 convertible shares held by Lindner Dividend Fund

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares

11.  Percent of  Class Represented by Amount in Row  (9)

  10.69% of the now voting class of convertible stock (six quarterly dividend payments are now deferred)
  (Conversion will result in 1.68% of the outstanding common shares)


12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust

sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

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                              SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                             SCHEDULE 13g Amendment No.
Item 1(a)   Name of Issuer:

            USAir Group, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

           2345 Crystal Drive,  Arlington, VA 22227

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            Convertible Preferred Stock

Item 2(e)   CUSIP:

             911905-30-5 (preferred) 911905-10-7 (common)

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

  [X] Investment Company registered under Section 8 of the Investment Company
 Act  (   LINDNER INVESTMENT SERIES TRUST)

  [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by Ryback Management and/or Lindner Investment Series Trust as of December 31, 1996:

 (A) Amount beneficially owned: 427,900 convertible preferrred shares held by Lindner Dividend Fund
 (B) Percent of class: 10.69% of conv prf shares or 1.68% of common shares
 (C) Number of shares as to which such subject COMPANY has:

         (1)sole power to vote or direct to vote: 427,900 pfd
                                             (1,066,541 common shares)
         (2)sole power to dispose of or direct disposition of: 183,100 pfd
                                             (1,066,541 common shares)

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).







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Item 5.  Ownership of Five Percent or Less of a Class
         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

        Lindner Dividend Fund, a registered investment company, is the holder of 10.69% of the depository shares representing 1/100 of a share of the Series B Convertible Stock. The dividends on said shares are now in arrears for six quarters, thus granting voting rights to the holders. If the shares were converted however, it would only result in 1.68% of the common stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: January 27, 1997


                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305